SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                         For the Month of February 2003
                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

            Form 20-F |X|       Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

            Yes |_|             No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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Annex 1     Press Release. Banco Comercial Portugues, S.A. (the "Bank") has
            announced the convening of its Annual General Meeting in Oporto, Portugal on February 24, 2003 and its results.


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BANCO COMERCIAL PORTUGUES, S.A.


                                          By:  Antonio Rodrigues
                                             ---------------------
                                               Antonio Rodrigues
                                               Member of the Board of Directors


                                          By:  Luis Gomes
                                             ---------------------
                                               Luis Gomes
                                               General Manager


Date: February 25, 2003


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                                                                         Annex 1

                         BANCO COMERCIAL PORTUGUES, S.A.
                                Sociedade Aberta
                        Sede: Praca D. Joao I, 28, Porto

                            Mat. CRC do Porto: 40.043

                                NIPC: 501.525.882

                  Capital Social Registado: 2.326.714.877 Euros

                                  ANNOUNCEMENT

              Banco Comercial Portugues Annual Shareholder Meeting

Lisbon, 24 February 2003 - Shareholders representing 76.29% of the share capital of Banco Comercial Portugues S. A. (BCP, NYSE: BPC) convened February 24 at 3:30 p.m. in Oporto for BCP's Annual General Meeting. The following deliberations were submitted and approved:


      1. Approval of the Annual Report and Accounts for the 2002 fiscal year, on a individual and consolidated basis, with 99.99% of votes in favour.

      2. Approval of a gross cash dividend of Euro 0,10 per share, in relation to the 2002 profit.

      3. Election of the Corporate Boards for the 2003-2005 three years term of office, with the following composition:

            Board of the General Meeting
            Chairman: Luis Manuel de Faria Neiva dos Santos
            1st Secretary: Manuel Alfredo Cunha Jose de Mello
            2nd Secretary: Adolfo Nunes Roque
            Vice-Secretary: Cristiano Jose Seabra Van Zeller

            Board of Directors
            Chairman: Jorge Manuel Jardim Goncalves
            Vice-Chairman: Filipe de Jesus Pinhal
            Vice-Chairman: Christopher de Beck
            Member: Antonio Manuel de Seabra e Melo Rodrigues
            Member: Antonio Manuel Pereira Caldas de Castro Henriques
            Member: Alipio Barrosa Pereira Dias
            Member: Alexandre Alberto Bastos Gomes
            Member: Francisco Jose Queiroz de Barros de Lacerda
            Member: Boguslaw Kott


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            Board of Auditors
            Chairman:  Ricardo Manuel Simoes Bayao Horta
            Member:Mario Augusto de Paiva Neto
            Official Auditor: Mario Branco Tindade
            Alternate Official Auditor: Jose Eduardo de Faria Neiva dos Santos

            The Chairman of the Board of Directors expressed to General Meeting, on its behalf and on behalf of the Board, the Banks enormous gratitude to Mr. Alexandre Magalhaes, which now ceases his duties by retirement, as a testimony of its competence and loyalty to the Institution.

            The Chairman of the Board of Directors also referred to the general meeting the meaning of the election of Mr. Boguslaw Kott as Member of the Board of Directors, which in this way reinforces the international orientation of BCP management and its commitment to the operation developed in the polish market.

      4. Approval of the alteration of the articles of association, mentioned on point 6 of the agenda, in the scope of which were approved among others, the establishment and election of the Audit Committee, with the role and competence mentioned on the proposed agenda and whose elected members are Mr. Ricardo Bayao Horta (Chairman), Mr. Jose Roquette (Member) and Mr. Vasco de Mello (Member), and the approval of article 7 authorizing the Board of Directors to increase the share capital whenever it so deems fit and provide it has obtained the approval of the Board of Auditors, by up to a total equal to two fifths of the share capital as at the date of this authorization or of its renewals. At the same time the Chairman of the Board of Directors informed the General Meeting of the Board of Directors intention to deliberate a rights issue, to become effective immediately, under the terms and conditions that will be disclosed on a autonomous announcement to the respective Regulators and to Market in general as a relevant fact.

      5. As in previous General Meetings authorization was granted to the Board of Directors to acquire and dispose of treasury shares and bonds, according to the terms of the proposal.


- End of announcement -


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